TSX: GAM / AMEX: GRS / BSX: GL7	1601 Lower Water Street
Suite 402, Summit Place
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, March 31, 2008

Gammon Gold Releases 3-Year Operational Outlook
and Reserve and Resource Update

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS) today issued a 3-year operational outlook for the years 2008 to 2010 and updated estimates on the Reserves and Resources1 at its operating mines and advanced exploration project.

Mr. Rene Marion, CEO of Gammon Gold stated "As per the Company’s commitment we are reporting today our 3-year outlook for 2008 to 2010 inclusive as well as Reserve and Resource updates for each of our key assets. Our production estimates anticipate a 17% to 20% compounded annual growth rate in gold equivalent production over 2007’s actual production." Mr. Marion continued, "We have only explored 20-30% of our land position at Ocampo and El Cubo so together with current exploration programs at Ocampo and El Cubo and with the acceleration of our drilling campaign at our advanced Guadalupe y Calvo exploration property, we believe that we should be able to augment our Reserves and Resources from the stated 2007 year end figures, potentially increasing the Company’s future production profile in the longer term."

Mr. Russell Tremayne, Chief Operating Officer of Gammon Gold stated, "The rigorous approach applied to the 2007 year end Reserve and Resource calculations underpins our production and cash cost outlook which positions us well to achieve our 3-year outlook through the execution of the productivity initiatives implemented to date driven by a seasoned team to execute the growth strategy. Furthermore, we are forecasting meeting our budget forecast for Q1 production, at lower costs than budgeted."

Mr. Tremayne continued, "I am particularly pleased that the new open pit designs remain consistent with the 2005 optimization with a strip ratio of approximately 3 to 1. The accelerated pre-stripping activities that commenced in the second half of 2007 will ensure optimal mine sequencing allowing the increased liberation of ore reserve mining areas that is expected to ensure higher ore production levels following 2008."

Mr. Marion continued, "The newly assembled senior management team remains confident in the quality of our assets and our ability to successfully execute our growth strategy. The management team is currently designing an accelerated exploration program at Ocampo and El Cubo to develop targets to further expand the Company’s Reserves and Resources. The entire Gammon team remains steadfast in our commitment to continue to drive operational and financial performance in the quarters and years ahead."

Consolidated 3-Year Operational Outlook

The following table provides a 3-year view of the Company’s anticipated production and total cash costs for each of 2008, 2009 and 2010.

______________________________
1 The reader should refer to the Annual Information Form for the year ended 2007 that is posted on the Company’s website at www.gammongold.com or under the Corporation’s profile at www.sedar.com

Table 1.
Three Year Operational Outlook

Gammon Gold

Production	2008	2009	2010
Gold Ounces	139-155k oz	168-184k oz	197-213k oz
Silver Ounces	5,848-6,621k oz	7,283-8,055k oz	8,717-9,490k oz
Gold Equivalent(1)	245-275k oz	300-330k oz	355-385k oz
Cash Cost per Ounce(2)	2008	2009	2010
Gold Equivalent(1)	$480-515/oz	$435-$470/oz	$395-$430/oz
Gold (Silver byproduct credit) (2)	$230-300/oz	$145-$210/oz	$70-$135/oz

Notes:

(1) Assumes a 55.17 silver to gold ratio ($800/oz for gold and US$14.50/oz for silver)
(2) Assumes metal price of US$14.50/oz for silver

The Company expects 2008 production of 245 thousand–275 thousand gold equivalent ounces at a total cash cost of $480-515 per gold equivalent ounce with capital expenditures of between $50 to $55 million. The budgeted increase in production associated with improvements in total cash costs will be driven by a number of factors including:

  the continued implementation of optimal mining & processing methods supported by a Quality Assurance / Quality Control Program aggressive cost containment efforts throughout the organization including the optimization of the workforce and reduction of key consumables continued preventative maintenance programs to maximize fixed and mobile equipment availability continued development of the Ocampo underground throughout 2008 continued positive impact from production bonus schedules

Growth in subsequent years will be achieved through the completion of expansionary projects that are anticipated to be substantially completed in the latter part of 2008, primarily:

  completion of the ramp up of the underground to 1,900 tonnes per day commence production at Santa Eduviges as the second underground mine at Ocampo continued operations at the Picacho, Plaza de Gallos and Refugio Pits at Ocampo of 100 thousand tonnes per day the expansion of the Ocampo Mill facility to 2,600 tonnes per day that can accommodate the additional ore feed from both the underground and the high grade ore from the open pit expansion of the Ocampo heap leach pad

  access to 20 megawatts of power in early 2009 that will provide a both a more economical and reliable power source drilling program in the latter part of 2008 to replace depleted Reserves ongoing costs control measures

Reserve & Resource Update

Note: The reader is cautioned that the 2007 year end Measured & Indicated Resources are reported exclusive of Reserves while the 2005 year end Measured & Indicated Resources were reported inclusive of Reserves.

Consolidated

Depletion from mining activities in 2006 and 2007 of 555 thousand gold equivalent ounces would reduce the 2005 year end Reserves from 5,140 to 4,585 thousand gold equivalent ounces. 2007 year end Reserves of 3,679 thousand gold equivalent ounces is 906 thousand gold equivalent ounces lower than the 2005 depleted Reserves (for a reduction of approximately 20%).

As noted above, the 2005 year end Measured and Indicated Resources of 6,339 thousand gold equivalent ounces were reported inclusive of Reserves and therefore is not directly comparable to the 2007 year end Measured and Indicated Resources of 799 thousand gold equivalent ounces. The reader is cautioned that since mining recoveries and mining dilutions are included in the Proven and Probable Reserves, one can not add the 2007 year end Proven and Probable Reserves to the 2007 year end Measured and Indicated Resources to compare to the 2005 year end Measured and Indicated Resources as these included in situ Reserves.

Ocampo

Reserves

2007 year end Proven & Probable Reserves stand at 52,138 thousand tonnes at 0.87 grams per tonne gold, 40 grams per tonne silver for an average gold equivalent grade of 1.69 grams per tonne using a silver to gold ratio of 48.33:1, resulting in 2,836 thousand contained gold equivalent ounces. 2007 year end Proven & Probable reserve tonnages have declined by 13,758 thousand tonnes (a reduction of approximately 21%) from the 2005 year end Reserves not considering the mining and processing of 8,252 thousand tonnes during 2006 and 2007. Depleting for mining in 2006 and 2007 the reduction in Proven and Probable tonnage is 5,506 thousand tonnes (a reduction of approximately 8%). Refer to Figure 1 below.

Figure 1

2005 Year End to 2007 Year End Proven & Probable Reserve Tonnage Reconciliation

Proven & Probable Tonnage Reconciliation 2005YE to 2007YE
Tonnes(000's)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Open Pit 2005YE 2P Reserves
Open Pit Depletion 2006 & 2007
Open Pit 2007 YE Deletions
Open Pit 2007 YE 2P Reserves
Underground 2005YE 2P Reserves
Underground Depletion 2006 & 2007
Underground 2007 YE Deletions
Underground 2007 YE 2P Reserves
Consolidated 2005YE 2P Reserves
Consolidated Depletion 2006 & 2007
Consolidated 2007 YE Deletions
Consolidated 2007 YE 2P Reserves

Gold equivalent grade reduced by 13% from the 2005 year end Reserves to 1.69 grams per tonne. The reduction in grades occurred in both the open pit and the underground as dilution assumptions changed to those representative of the experience gained through mining in 2006 and 2007. The ore depletion for 2006 and 2007 production in conjunction with the reduction in grades reduced the contained gold equivalent ounces equivalent ounces from 4,190 thousand gold equivalent ounces to 2,836 thousand gold equivalent ounces (a reduction of approximately 32%). Accounting for 2006 and 2007 depletion through operations, the net reduction is 908 thousand gold equivalent ounces (a reduction of approximately 24%). These reductions are primarily attributable to the following:

  194 thousand gold equivalent ounce reduction in the underground due to

  Mining 12 thousand tonnes at 3 g/t gold and 185 g/t silver outside of Reserves (an additional 26 thousand gold equivalent ounces);

  Re-interpretation of the Rosario underground vein (a reduction of 190 thousand gold equivalent ounces); and,

  More conservative underground dilution assumptions (a reduction of 30 thousand gold equivalent ounces)

  665 thousand gold equivalent ounce reduction in the open pit due to

  Inaccuracies to the original surface topography in the open pit (a reduction of 150 thousand gold equivalent ounces);

  Calibration of modeling techniques to improve the reconciliation of historical mining by restricting the impact of higher grade intercepts (a reduction of 250 thousand gold equivalent ounces);

  Increase of the gold equivalent cut off grade in the open pit from 0.2 to 0.3 g/t (a reduction of 90 thousand gold equivalent ounces); and

  Inaccurate interpolation from surface trenching to ore intercepts some 50-75m below surface in the open pit (a reduction of 175 thousand gold equivalent ounces)

  45 thousand gold equivalent ounce reduction in miscellaneous changes

Refer to Figure 2 for a reconciliation of the Proven and Probable gold equivalent Reserves to the 2005 year end figures.

Figure 2

2005 Year End to 2007 Year End Proven & Probable Reserve Gold Equivalent Reconciliation

Measured & Indicated Resources

Note: The reader is cautioned that the 2007 year end Measured & Indicated Resources are reported exclusive of Reserves while the 2005 year end Measured & Indicated Resources were reported inclusive of Reserves.

2007 year end Measured & Indicated Resources stand at 29,056 thousand tonnes at 0.30 grams per tonne gold and 13 grams per tonne silver for a gold equivalent grade of 0.56 grams per tonne (at a gold to silver ratio of 48.33:1) for 521 thousand contained gold equivalent ounces. Several changes in modeling methodology were employed for the 2007 Resources including changes in open pit block sizing and the placement of greater restrictions on projections of high grade intercepts. The Company will further assess these Resources throughout 2008 and will decide at year end if some of the lost Resources may be converted to Reserves or Resources for the 2008 year end Reserves.

Inferred Resources

The 2007 year end Inferred Resources stand at 23,716 thousand tonnes at 1.82 grams per tonne gold and 93 grams per tonne silver for a gold equivalent grade of 3.75 grams per tonne at a silver to gold ratio of 48.33:1 for 2,861 thousand contained gold equivalent ounces. The total reduction in Inferred Resources of 2,826 thousand gold equivalent ounces represents a 50% reduction over 2005 year end. Some 61% of these reductions, (some 1,882 thousand gold equivalent ounces) are attributable to the underground operations, with the remaining attributable to the open pit. The primary reasons for the reduction in Inferred Resources are primarily due to the increased restrictions applied to the projections of high grade intercepts or to the lack of engineering studies to investigate the possibility of conversion of near pit blocks to underground extraction.

El Cubo

Reserves

2007 year end Proven & Probable Reserves stand at 4,271 thousand tonnes at 3.03 grams per tonne gold, 150 grams per tonne silver for an average gold equivalent grade of 6.14 grams per tonne using a silver to gold ratio of 48.33:1, resulting in 843 thousand contained gold equivalent ounces. 2007 year end Proven & Probable reserve tonnages have only declined by 8% (382 thousand tonnes) from the 2005 year end Reserves despite mining and processing 1,154 thousand tonnes during 2006 and 2007 as 52% of the tonnage mined (603 thousand tonnes) during 2006 and 2007 were mined out of Reserves and 169 thousand tonnes were added at zero grade for changes in dilution assumptions. In order to have a more conservative approach to Reserves, the projection for Probable Reserves was reduced from 40 m to 30 m. This change accounts for approximately half of the tonnage reduction.

Refer to Table 2 and Figure 3 below.

Table 2

2006 and 2007 Production Reconciliation

	MINED ORE 2006 - 2007
	Tonnes	Ag.	Au.	Oz.Au.Eq.
2006 production	436,417	3.33	130.27	84,582
2007 production	717,510	2.04	107.90	98,558
total	1,153,927	2.53	116.36	183,140
mined out of reserves	602,555	1.76	72.55	73,756
%	52%			40%

Figure 3

2005 Year End to 2007 Year End Proven & Probable Reserve Tonnage Reconciliation

Gold equivalent grade reduced by 3% from the 2005 year end Reserves from 6.36 grams per tonne to 6.14 grams per tonne. A full reconciliation of the contained gold equivalent ounces is provided in Figure 4.

Figure 4

2005 Year End to 2007 Year End Proven & Probable Reserve Gold Equivalent Reconciliation

Proven & Probable Reserves reduced by 11% from the 2005 year end Reserves, however, the containment of the reduction to 11% is considered quite favorable due to:

1.     Little exploration development or drilling had been conducted in the two year period from 2005 to 2007
2.     40% of the ounces processed during the two year period was mined outside of Reserves
3.     Search distances for Indicated and therefore Probable Reserves were reduced by 25% from 10m-50m to 10m-40m

Measured & Indicated Resources

Note: The reader is cautioned that the 2007 year end Measured & Indicated Resources are reported exclusive of Reserves while the 2005 year end Measured & Indicated Resources were reported inclusive of Reserves.

2007 year end Measured & Indicated Resources stand at 2,346 thousand tonnes at 2.62 grams per tonne gold and 51.43 grams per tonne silver for a gold equivalent grade of 3.69 grams per tonne (at a gold to silver ratio of 48.33:1) for 278thousand contained gold equivalent ounces. Slight additions to El Cubo Measured & Indicated Resources (26,000 gold equivalent ounces) were offset by the exclusion of 109,000 gold equivalent ounces from the 2007 year end Measured & Indicated Resources from Las Torres that was included in the 2005 year end Measured & Indicated Resources. The Las Torres gold equivalent ounces were excluded from the 2007 year end statement as current management, in keeping with best practices, could not validate the Resources in the archives due to insufficient time. In 2008, management will endeavor to source the underlying supporting data from the archives and address whether these Resources should be added back to reportable Measured & Indicated Resources in the 2008 year end Reserves & Resource statements. Figure 5 provides the complete 2005 year end reconciliation to the 2007 year end Measured & Indicated Resources.

Figure 5

2005 Year End to 2007 Year End Measured & Indicated Reconciliation

Inferred Resources

The 2007 year end Inferred Resources stand at 3,105 thousand tonnes at 4.87 grams per tonne gold and 200 grams per tonne silver for a gold equivalent grade of 9.0 grams per tonne at a silver to gold ratio of 48.33:1 for 899thousand contained gold equivalent ounces. All of the 2007 year end Inferred Resources are included under the El Cubo Mine. The exclusion of gold equivalent ounces from the 2007 year end statement has reduced the gold equivalent ounces from the 2005 year end statement by 661thousand gold equivalent Inferred ounces as 225thousand ounces from the Phoenix, 60 thousand ounces from the Las Torres and 376 thousand ounces from the El Cubo properties were removed from the Inferred Resources category in the 2007 year end statement as management, in keeping with best practices, could not validate the Inferred Resources in the archives. In 2008, management will endeavor to source the underlying supporting data from the archives and address whether these Inferred Resources should be added back to reportable Measured & Indicated Resources in the 2008 year end Reserves & Resource statements.

Guadalupe y Calvo

2007 year end Inferred Resources stand at 11,800 thousand tonnes at 2.84 grams per tonne gold and 120 grams per tonne silver. These Resources lie in the Rosario bulk tonnage and underground deposits in addition to the Nankin. Inferred Resources have not changed from 2005 year end, however, the gold equivalent ratio used in the 2005 year end report has changed from 65.07:1 to the current 48.33:1, resulting in the increase in contained gold equivalent ounces of 240 thousand ounces for a 2007 year end of 2,020 thousand gold equivalent ounces. The 2005 Guadalupe y Calvo Inferred Resource estimate was based on the 2002 Pincock, Allen & Holt report and does not include results from the 2003 Mexgold 37 hole (10,000 meter) drilling program nor the current 15-hole (2,400 meter) drilling program the Company initiated in late 2007 (see press release issued by the Company on March 3, 2008). The drilling program is designed to target the high grade core to further test the continuity of the high grade mineralisation along the Rosario and Nankin veins. As the structure remains open along strike and at depth, the objective of the drilling program is focused on expanding the property’s Resources and better definition of the vein structures, conduct metallurgical testwork and to complete a scoping study for a potential open pit and underground operation.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "Resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, "forecast", ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding mineral Reserves and mineral Resources and anticipated grades, recovery rates, targets, estimates and assumptions in respect of gold and silver production and prices, the ability to convert mineral Resources into mineral Reserves in future, operating costs, results and capital expenditures, future financial or operating performance including gold equivalent production and cash costs, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. ###

Mineral Reserves and Mineral Resources

At December 31, 2007, Gammon’s total proven and probable gold equivalent Reserves were 3.7 million gold equivalent ounces. Mineral Reserves and Mineral Resources have been calculated as at December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see "Definitions" below). Calculations for the Ocampo property have been prepared by employees of Gammon Gold Inc. under the supervision of Abdullah Arik, B.Sc., MS, Mintec, inc., and Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited, who are the qualified persons with respect to those Reserves and Resources. Calculations for the El Cubo property have been prepared by employees of Gammon Gold Inc. under the supervision of Jose L. Lee, Ph.D., Director of Exploration, Gammon Gold Inc. and Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited who are the qualified persons with respect to those Reserves and Resources. Reserves for the Ocampo and El Cubo properties have been calculated using an assumed gold price of $580 per ounce and a silver price of $12.00 per ounce for a gold equivalent ratio of 48.33:1. Resources at the Ocampo and El Cubo properties have been calculated assuming a gold price of $850 per ounce and a silver price of $15.44 and have been summarized at a gold equivalent ratio of 48.33:1 (as per Reserves). The Guadalupe y Calvo inferred Resources assumed a gold price of $300 per ounce and a silver price of $4.61 per ounce and have been summarized at a gold equivalent ratio of 48.33:1 (as per Reserves). The full technical report on Guadalupe y Calvo Project dated November 25, 2002 was prepared by Clancy J. Wendt and Mark G. Stevens, C.P.G., Pincock, Allen & Holt in accordance with NI 43-101. The information on the exploration work done on the property since the date of the Pincock, Allen & Holt report is summarized in the material change report filed by Mexgold on August 16, 2005. Jim McGlasson, C.P.G. and P.Geo, is the qualified person responsible for all technical data reported in that material change report pursuant to NI 43-101. The full text of both reports is available under the Corporation’s profile at www.sedar.com. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore. Gammon Gold’s normal data verification procedures have been employed in connection with the calculations. For the cut-off grades used in the calculation of Reserves, see – "Notes to the Reserves, Resources and Reconciliation Tables."

Gammon reports its Reserves in accordance with the National Instrument 43-101 as required by Canadian securities regulatory authorities. While the terms "measured", "indicated" and "inferred" mineral Resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral Reserves disclosed in accordance with the requirements of the SEC. Investors should understand that "inferred" mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon’s mineral Resources constitute or will be converted into Reserves.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of mineral will be produced. Estimated Reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold and silver as well as increased production costs ore reduced recovery rates, may render the present proven and probable Reserves unprofitable to develop at a particular site or sites for periods of time. See "Risk Factors" and "Forward-Looking Information".

Definitions

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are sub-divided in order of increasing confidence into probable mineral Reserves and proven mineral Reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Ocampo Proven & Probable Reserves(5)(6)(8)(9)

			Gold		Gold	Silver	Gold
Mineral Category	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(7)	(g/t)(7)	(g/t)(7)	(000’s)	(000’s)	(000’s)	(000’s)(2)
Northeast Area
Proven	3.46	172	7.01	2,296	255	12,682	518
Probable	2.20	184	6.00	764	54	4,509	147
Total Northeast Area Proven &	3.15	175	6.76	3,060	309	17,191	665
Probable
Open Pit Area(10)
Proven	0.78	35	1.50	22,276	559	25,067	1,077
Probable	0.69	28	1.27	26,802	595	24,128	1,094
Total Open Pit Area Proven &	0.73	31	1.38	49,078	1,153	49,195	2,171
Probable

Total Proven	1.03	48	2.02	24,572	814	37,749	1,595
Total Probable	0.73	32	1.40	27,566	649	28,637	1,241

Total Ocampo
Proven & Probable	0.87	40	1.69	52,138	1,463	66,386	2,836

El Cubo Proven & Probable Reserves(5)(6)(8)

			Gold		Gold	Silver	Gold
Mineral Category	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(7)	(g/t)(7)	(g/t)(7)	(000’s)	(000’s)	(000’s)	(000’s)(2)
El Cubo
Proven	3.19	176	6.83	1,352	139	7,645	297
Probable	3.14	146	6.17	2,180	220	10,256	432
Total El Cubo Proven &
Probable Reserves	3.16	158	6.42	3,532	359	17,901	729
Las Torres (Underground)
Proven	1.83	212	6.22	191	11	1,302	38
Probable	2.60	82	4.30	549	46	1,446	76
Total Las Torres Proven &	2.40	116	4.79	740	57	2,748	114
Probable Reserves

Total Proven	3.03	180	6.76	1,543	150	8,946	335
Total Probable	3.03	133	5.79	2,728	266	11,703	508

Total Proven
Probable Reserves	3.03	150	6.14	4,271	416	20,649	843

Total Summary of Proven & Probable Reserves(5)(6)(8)(9)

			Gold		Gold	Silver	Gold
Mineral Category	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(7)	(g/t)(7)	(g/t)(7)	(000’s)	(000’s)	(000’s)	(000’s)(2)

Total Proven	1.15	56	2.30	26,115	964	46,695	1,930
Total Probable	0.94	41	1.80	30,294	914	40,340	1,749

Total Proven & Probable	1.04	48	2.03	56,409	1,878	87,035	3,679

Ocampo Measured, Indicate & Inferred Resources(4)(5)(6)(8)(9)

			Gold		Gold	Silver	Gold
Mineral Category	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(7)	(g/t)(7)	(g/t)(7)	(000’s)	(000’s)	(000’s)	(000’s)(3)
Northeast Area
Measured	2.94	197	7.02	393	37	2,495	89
Indicated	2.16	84	3.89	301	21	810	38
Total Northeast Area Measured &
Indicated	2.60	148	5.67	694	58	3,305	126
Inferred	4.44	258	9.77	5,573	796	46,166	1,751
Open Pit Area(10)
Measured	0.21	8	0.37	9,419	64	2,342	112
Indicated	0.26	10	0.46	18,942	155	6,138	282
Total Open Pit Area Measured &
Indicated	0.24	9	0.43	28,361	219	8,480	395
Inferred	1.02	43	1.90	18,143	595	24,884	1,110
Summary - Measured & Indicated
Total Measured	0.32	15	0.64	9,813	101	4,837	201
Total Indicated	0.28	11	0.52	19,243	176	6,947	320
Total Measured & Indicated	0.30	13	0.56	29,056	278	11,785	521
Summary – Inferred
Total Inferred	1.82	93	3.75	23,716	1,391	71,049	2,861

El Cubo Measured, Indicate & Inferred Resources(4)(5)(6)(8)

			Gold		Gold	Silver	Gold
Mineral Category	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(7)	(g/t)(7)	(g/t)(7)	(000’s)	(000’s)	(000’s)	(000’s)(3)
El Cubo
Measured	1.89	64	3.21	66	4	136	7
Indicated	1.77	75	3.32	180	10	435	19
Total El Cubo Measured &
Indicated Resources	1.80	72	3.29	246	14	571	26
Inferred	4.87	200	9.00	3,105	486	19,945	899
Las Torres
Measured	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-
Total Las Torres Measured &	-	-	-	-	-	-	-
Indicated Resources
Inferred	-	-	-	-	-	-	-
Phoenix Pit
Measured	-	-	-	-	-	-	-
Indicated	2.72	49	3.73	2,100	184	3,308	252
Total Phoenix Pit Measured &	2.72	49	3.73	2,100	184	3,308	252
Indicated
Inferred	-	-	-	-	-	-	-
Summary - Measured & Indicated
Total Measured	1.89	64	3.21	66	4	136	7
Total Indicated	2.64	51	3.70	2,280	194	3,744	271
Total Measured & Indicated	2.62	51	3.69	2,346	198	3,879	278
Summary – Inferred
Total Inferred	4.87	200	9.00	3,105	486	19,945	899

Guadalupe y Calvo Estimate of Inferred Resources(4)(5)(6)

			Gold		Gold	Silver	Gold
Deposit Location	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(7)	(g/t)(7)	(g/t)(7)	(000’s)	(000’s)	(000’s)	(000’s)(1)
Rosario Bulk Tonnage
(at 75% of available tonnes)	1.60	96	3.08	10,700	566	33,100	1,251
Rosario Underground
(at 33% of available tonnes)	18.50	435	25.19	700	393	9,200	583
Rosario
Total Rosario Inferred	2.64	117	4.43	11,400	959	42,300	1,834
Nankin Underground
(at 33% of available tonnes)	9.25	260	13.25	400	118	3,300	186
Nankin
Total Nankin Inferred	9.25	260	13.25	400	118	3,300	186
Summary – Inferred
Total Rosario and
Nankin Inferred	2.84	120	4.69	11,800	1077	45,600	2,020

Total Summary of Measured, Indicated and Inferred Resources(4)(5)(6)(8)

			Gold		Gold	Silver	Gold
Mineral Category	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(7)	(g/t)(7)	(g/t)(7)	(000’s)	(000’s)	(000’s)	(000’s)(3)
Summary - Measured & Indicated
Total Measured	0.33	16	0.66	9,879	105	4,973	208
Total Indicated	0.54	15	0.85	21,523	370	10,691	591
Total Measured & Indicated	0.47	16	0.79	31,402	475	15,664	799
Summary - Inferred
Total Inferred	2.38	110	4.65	38,621	2,954	136,594	5,780

Notes to the Mineral Reserves & Reserves Table

(1)     The Guadalupe y Calvo inferred Resources assumed a gold price of $300 per ounce and a silver price of $4.61 per ounce and have been summarized at a gold equivalent ratio of 48.33:1 (as per Reserves)

(2)     Gold equivalent calculations use the reserve metal prices of $580/oz for gold and $12.00/oz for silver for a gold to silver ratio of 48.33:1

(3)     Gold equivalent calculations use the resource metal prices of $850/oz for gold and $15.44/oz for silver for a gold to silver ratio of 48.33:1

(4)     These mineral Resources are in addition to mineral Reserves. Mineral Resources that are not mineral Reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(5)    Mineral Reserves ("Reserves") have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms "measured", "indicated and "inferred" mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that "inferred" mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon’s mineral Resources constitute or will be converted into Reserves.

(6)     Mineral Reserves and Resources have been calculated as at December 31, 2007.

(7)     Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(8)     The metallurgical recovery applicable at each property and the cut-off grades used to determine Reserves as at December 31, 2007 are as follows:

	Au	Ag
	Metallurgical	Metallurgical	Cut-off Grade
Mine	Recovery (%)	Recovery (%)	g/t
Ocampo Open-Pit Mill	96	92	>2.5
Ocampo Open-Pit Fine Crush	82	72	>0.7-2.5
Ocampo Open-Pit Coarse Crush	60	35	>0.3-0.7
Ocampo Underground	96	92	2.0
El Cubo	84	81	2.92

All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.

(9) The Ocampo Open-Pit strip ratio is 3:1

(10) The basis for the reserve estimation is the Learchs-Grossman pit optimization ("LGPO") methodology.